UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TEREX CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	001-10702	34-1531521

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. employer identification no.)

45 Glover Avenue, 4th Floor, Norwalk, Connecticut		06850

(Address of principal executive offices)		(Zip code)

Scott J. Posner, Esq		(203) 222-2170

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report

Terex Corporation (the "Company") evaluated its current product lines and determined that certain products the Company manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold. The Company has filed a Conflict Minerals Report, which is attached as an exhibit in Item 3.01 and is also publicly available on the Company’s website at www.terex.com under “Investors” – “Governance” – “Corporate Governance Documents”.

Item 1.02 - Exhibit

The Company has filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 – Resource Extraction Issuer Disclosure and Report

Not Applicable

Section 3 – Exhibits

Item 3.01 – Exhibits

Exhibit	Description
1.01	Conflict Minerals Report for 2023

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 29, 2024

TEREX CORPORATION

By: /s/ Scott J. Posner
Scott J. Posner Senior Vice President, Secretary and General Counsel

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